

March 16, 2015

Lawrence Chenard
Chief Executive Officer
Ample-Tee, Inc.
112 North Curry Street
Carson City, Nevada 89703-4934

> **Re:** **Ample-Tee, Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2014**
> **Filed October 22, 2014**
> **Form 10-Q for the Fiscal Quarter Ended November 30, 2014**
> **Filed January 15, 2015**
> **File No. 333-179079**

Dear Mr. Chenard:

We issued comments to you on the above captioned filing on February 6, 2015. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by March 30, 2015.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or me at (202) 551-3344 if you have questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief